

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Ezra Rosensaft
Chief Executive Officer
IDW Media Holdings, Inc.
520 Broad St.
Newark, NJ 07102

> **Re:**   **IDW Media Holdings, Inc.**
> **Form S-1**
> **Exhibit Nos. 10.14, 10.15, and 10.16**
> **Filed April 5, 2021**
> **File No. 333-249511**

Dear Mr. Rosensaft:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance